

December 17, 2009

Ms. Li Hua Wang
Chief Financial Officer, NF Energy Savings Corporation of America
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, P. R. China 110021

Re: **NF Energy Savings Corporation of America**
            Form 10-K for the year ended December 31, 2008
            File No. 0-50155

Dear Ms. Wang:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3689.

                        Sincerely,

                        John Hartz
                        Sr. Asst. Chief Accountant